Exhibit 12.1

PlanetOut Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2002	2003	2004		2005		2006
	(In thousands, except ratios)

Net income (loss) from operations as reported	$(7,807)	$(423)	$449		$2,043		$(3,013)
Add: Fixed charges	112	193	1,713		238		1,216

Earnings as defined	$(7,695)	$(230)	$2,162		$2,281		$(1,797)

Fixed charges	$112	$193	$1,713		$238		$1,216

Ratio of earnings to fixed charges(1)	—	—	1.3	x	9.6	x	—

(1)
The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2002,
2003 and 2006 by amounts equal to the net loss for the period.